September 25, 2024
VIA EDGAR
The United States Securities and
 Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:
Nationwide® Variable Universal Life Survivorship II
Nationwide Investment Services Corporation
SEC File No. 333-280429
CIK 0001313581
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the general distributor of the Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies to be issued by Nationwide VL Separate Account-G (the "Variable Account"), respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on September 30, 2024.
The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the registration statement.
This request for acceleration has been electronically signed in accordance with Regulation S-T, and the attestation and authentication documents will be maintained on file with Nationwide and furnished upon request.
Please call Stephen M. Jackson at (614) 677-8212 should you have any questions.
Sincerely,
Nationwide Investment Services Corporation
/s/Ewan T. Roswell
Ewan T. Roswell
Associate Vice President
Controllership – Nationwide Financial
cc:
Mr. John Lee
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies